PYPSA

GRUPO PROFESIONAL PLANEACION Y PROYECTOS S.A. DE C.V.

03007098

February 27, 2003
Company's File Number 82-4204
Page 1.

THE U.S. SECURITIES AND EXCHANGE COMMISION
OFFICE OF INTERNATIONAL CORPORATE FINANCE.
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549-1004 USA.

03 MAR -4 AM 7:21

SUPPL

In order to comply with our 12g3-(2) b, exemption, we are attaching a copy of one communications made public in Mexico.

Regards,

ING. GUILLERMO BARNETCHE DAVISON.
General Director

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

dw 3/6

c.c. **Edgar Piedra.- Latin America Client Services**
The Bank of New York
101 Barclay Street, 22nd Floor-West
New York, N.Y. 10286 U.S.A

Blvd. Manuel Avila Camacho N° 40-802 y 9° Piso
Col. El Parque,
C.P. 53390 Naucalpan, Edo. de México.
Tel. Conmutador 5 328 95 00

PYPSA

GRUPO PROFESIONAL PLANEACION Y PROYECTOS S.A. DE C.V.

February 27, 2003

Company's File Number 82-4204

"This is an advice of signing new contracts"

Subject	Period	Pesos Amount
Engineering Services to project "Crudo Ligero Marino del Activo de Explotación Litoral de Tabasco, Región Marina Suroeste. (Pemex Exploración y Producción).	December 2002 thru December 2004.	102'158,710.90

Blvd. Manuel Avila Camacho N° 40-802 y 9° Piso
Col. El Parque,
C.P. 53390 Naucalpan, Edo. de México.

Tel. Conmutador 5 328 95 00

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** Quarter: **4** Year: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**115,918**	**100**	**119,085**	**100**
2	**CURRENT ASSETS**	**45,620**	**39**	**46,170**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	1,437	1	2,030	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	38,446	33	40,223	34
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	5,737	5	3,917	3
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**2,340**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	2,340	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**16,337**	**14**	**17,699**	**15**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	46,699	40	47,265	40
16	ACCUMULATED DEPRECIATION	30,362	26	29,566	25
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**53,961**	**47**	**52,876**	**44**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**61,165**	**100**	**51,290**	**100**
21	**CURRENT LIABILITIES**	**61,165**	**100**	**51,290**	**100**
22	SUPPLIERS	24,461	40	19,899	39
23	BANK LOANS	11,077	18	685	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	14,988	25	4,147	8
26	OTHER CURRENT LIABILITIES	10,639	17	26,559	52
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**54,753**	**100**	**67,795**	
34	**MINORITY INTEREST**	**(4,623)**	**(8)**	**(4,315)**	**(6)**
35	**MAJORITY INTEREST**	**59,376**	**108**	**72,110**	**106**
36	**CONTRIBUTED CAPITAL**	**258,586**	**472**	**258,386**	**381**
37	PAID-IN CAPITAL STOCK (NOMINAL)	61,610	113	61,383	91
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	178,478	326	178,505	263
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	18,498	34	18,498	27
41	**CAPITAL INCREASE (DECREASE)**	**(199,210)**	**(364)**	**(186,276)**	**(275)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(126,921)	(232)	(76,826)	(113)
43	REPURCHASE FUND OF SHARES	20,070	37	19,982	29
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(83,270)	(152)	(79,335)	(117)
45	NET INCOME FOR THE YEAR	(9,089)	(17)	(50,097)	(74)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 4 YEAR: 2002

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,437**	**100**	**2,030**	**100**
46	CASH	1,129	79	366	18
47	SHORT-TERM INVESTMENTS	308	21	1,664	82
18	**DEFERRED ASSETS (NET)**	**53,961**	**100**	**52,876**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	4,629	9	736	1
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	48,938	91	51,728	98
51	OTHERS	394	1	412	1
21	**CURRENT LIABILITIES**	**61,165**	**100**	**51,290**	**100**
52	FOREING CURRENCY LIABILITIES	11,286	18	11,256	22
53	MEXICAN PESOS LIABILITIES	49,879	82	40,034	78
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**10,639**	**100**	**26,559**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	2,603	24	4,378	16
58	OTHER CURRENT LIABILITIES WITHOUT COST	8,036	76	22,181	84
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(83,270)**	**100**	**(79,335)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(81,420)	(98)	(79,663)	(100)
71	INCOME FROM NON-MONETARY POSITION	(1,850)	(2)	328	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(15,545)	(5,120)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	21	24
75	EMPLOYERS (*)	146	111
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	8,379,804	8,082,304
78	REPURCHASED SHARES (*)	937,100	922,100

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**70,324**	**100**	**88,218**	**100**
2	COST OF SALES	66,557	95	130,821	148
3	**GROSS INCOME**	**3,767**	**5**	**(42,603)**	**(48)**
4	OPERATING	13,017	19	20,617	23
5	**OPERATING INCOME**	**(9,250)**	**(13)**	**(63,220)**	**(72)**
6	TOTAL FINANCING	1,106	2	2,798	3
7	**INCOME AFTER FINANCING COST**	**(10,356)**	**(15)**	**(66,018)**	**(75)**
8	OTHER FINANCIAL OPERATIONS	(1,258)	(2)	(1,172)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(9,098)**	**(13)**	**(64,846)**	**(74)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	0	0	(12,071)	(14)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(9,098)**	**(13)**	**(52,775)**	**(60)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(9,098)**	**(13)**	**(52,775)**	**(60)**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(9,098)**	**(13)**	**(52,775)**	**(60)**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(9,098)**	**(13)**	**(52,775)**	**(60)**
19	NET INCOME OF MINORITY INTEREST	(9)	0	(2,678)	(3)
20	**NET INCOME OF MAJORITY INTEREST**	**(9,089)**	**(13)**	**(50,097)**	**(57)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**70,324**	**100**	**88,218**	**100**
21	DOMESTIC	70,324	100	87,953	100
22	FOREIGN	0	0	265	0
23	TRANSLATED INTO DOLLARS (***)	0	0	27	0
6	**TOTAL FINANCING COST**	**1,106**	**100**	**2,798**	**100**
24	INTEREST PAID	2,295	208	962	34
25	EXCHANGE LOSSES	2,917	264	3,220	115
26	INTEREST EARNED	4	0	290	10
27	EXCHANGE PROFITS	4,586	415	2,316	83
28	GAIN DUE TO MONETARY POSITION	484	44	1,222	44
8	**OTHER FINANCIAL OPERATIONS**	**(1,258)**	**100**	**(1,172)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(1,258)	(100)	(1,172)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**0**	**100**	**(12,071)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	0	0	(12,071)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** **QUARTER: 4** **YEAR2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	70,325	88,219
37	NET INCOME OF THE YEAR	(1,720)	(42,451)
38	NET SALES (**)	70,324	88,218
39	OPERATION INCOME (**)	(9,250)	(63,220)
40	NET INCOME OF MAYORITY INTEREST(**)	(9,089)	(50,097)
41	NET CONSOLIDATED INCOME (**)	(9,098)	(52,775)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR:**2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**(9,098)**	**(52,775)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(3,437)	(9,801)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(12,535)**	**(62,576)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	3,269	32,628
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(9,266)**	**(29,948)**
6	CASH FLOW FROM EXTERNAL FINANCING	7,820	1,294
7	CASH FLOW FROM INTERNAL FINANCING	199	17,955
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**8,019**	**19,249**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**654**	**452**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(593)	(10,247)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,030	12,277
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,437	2,030

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 4 YEAR: 2002
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(3,437)**	**(9,801)**
13	DEPRECIATION AND AMORTIZATION FOR THE	796	2,270
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(4,233)	(12,071)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**3,269**	**32,628**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	4,118	13,434
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(2,905)	(1,700)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	4,562	17,774
22	+ (-) INCREASE (DECREASE) IN OTHER	(2,506)	3,120
6	**CASH FLOW FROM EXTERNAL FINANCING**	**7,820**	**1,294**
23	+ SHORT-TERM BANK AND STOCK MARKET	7,820	1,294
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**199**	**17,955**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	199	(543)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	18,498
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**654**	**452**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	88	322
35	(-) ACQUISITION OF PROPERTY, PLANT AND	566	(348)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	478

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(12.94)	%	(59.82)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(15.31)	%	(69.47)	%
3	NET INCOME TO TOTAL ASSETS (**)	(7.85)	%	(44.32)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME		%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	5.32	%	2.32	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.61	times	0.74	times
7	NET SALES TO FIXED ASSETS (**)	4.30	times	4.98	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	171	days	143	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	16.78	%	19.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	52.77	%	43.07	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.12	times	0.76	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	18.45	%	21.95	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	(4.03)	times	(65.72)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.15	times	1.72	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.75	times	0.90	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.75	times	0.90	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.75	times	0.90	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.35	%	3.96	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(17.82)	%	(70.93)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.65	%	36.99	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(4.04)	times	(31.13)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	97.52	%	6.72	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	2.48	%	93.28	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	86.54	%	(76.99)	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (1.08)		$ (7.08)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 7.09		$ 8.92	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.29	times	0.22	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.76)	times	(0.20)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 PYPSA HOLDING, INC.	INVERTIR EN EL CAPITAL DE	1,000	100.00	0	(210)
2 PYPSA U S HOLDING, INC	INVERTIR EN EL CAPITAL DE	100	100.00	0	(18,603)
3 INTERNACIONAL DE EQUIPO DE CONSTRUCCION SA DE CV	ARRENDAMIENTO DE EQUIPO DE CONSTRUCCION	1,307	99.62	0	1,299
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**(17,514)**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**(17,514)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	1,002	713	289	508	(282)	1,079
OFFICE EQUIPMENT	3,298	2,184	1,114	7,386	3,530	4,970
COMPUTER EQUIPMENT	8,756	7,716	1,040	10,567	7,314	4,293
OTHER	3,549	2,125	1,424	11,633	7,062	5,995
DEPRECIABLES TOTAL	**16,605**	**12,738**	**3,867**	**30,094**	**17,624**	**16,337**
NOT DEPRECIATION ASSETS						
GROUNDS	0	0	0	0	0	0
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL	**16,605**	**12,738**	**3,867**	**30,094**	**17,624**	**16,337**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO INTERACCIONES SA DE CV	17/12/2002	14.25	11,077	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**11,077**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: PYP
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
DANIEL MEASUREMENT AND CONTR	31/12/2001		0	0	0	0	0	0	0	0	0	52	0	0	0	0
ERNST & YOUNG PTY	31/12/2001		0	0	0	0	0	0	0	0	0	40	0	0	0	0
GUZMAN RAMOS RICARDO	31/12/2001		0	0	0	0	0	0	0	0	0	29	0	0	0	0
GEO MARINE INC.	31/12/2001		0	0	0	0	0	0	0	0	0	78	0	0	0	0
LLOYD'S REGISTER QUALITY	31/12/2001		0	0	0	0	0	0	0	0	0	10	0	0	0	0
MANUFACTURER SUPPLY INTERNAC	31/12/2001		0	0	0	0	0	0	0	0	0	1,939	0	0	0	0
PYPSA INTERNATIONAL LTD	31/12/2001		0	0	0	0	0	0	0	0	0	1,207	0	0	0	0
SHENEIR ELECTRIC MEXICO	31/12/2001		98	0	0	0	0	0	0	0	0	0	0	0	0	0
SEACOM INTERNATIONAL INC.	31/10/2002		0	0	0	0	0	0	0	0	0	858	0	0	0	0
REDMAN PIPE AND SUPPLY	31/12/2001		0	0	0	0	0	0	0	0	0	6,507	0	0	0	0
AVILES BONILLA ALEJANDRO	28/02/2002		110	0	0	0	0	0	0	0	0	0	0	0	0	0
ASESORES EN URBANISMO Y ECOL	31/10/2002		81	0	0	0	0	0	0	0	0	0	0	0	0	0
BRETON ROJAS ALVARO	31/12/2001		99	0	0	0	0	0	0	0	0	0	0	0	0	0
CONCRETOS PREMESCLADOS DE CH	31/12/2001		121	0	0	0	0	0	0	0	0	0	0	0	0	0
ACEVES LOJERO ENRIQUE GUILER	06/10/2002		145	0	0	0	0	0	0	0	0	0	0	0	0	0
CRISOSTOMO MORALES MARIO	31/10/2002		65	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTORA CHAVES SA	30/04/2002		109	0	0	0	0	0	0	0	0	0	0	0	0	0
DESPACHO GUTIERREZ RIVAS SC	31/05/2002		63	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO NACIONAL PROVINCIAL SA	30/05/2002		345	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO ESP. EN OBRAS MARINAS	31/10/2002		881	0	0	0	0	0	0	0	0	0	0	0	0	0
HERMES CONSTRUCCION Y DISEÑO	28/04/2002		188	0	0	0	0	0	0	0	0	0	0	0	0	0
FIANZAS ATLAS SA	28/11/2002		51	0	0	0	0	0	0	0	0	0	0	0	0	0
INMOBILIARIA CUATRO CAMINOS	30/09/2002		2,288	0	0	0	0	0	0	0	0	0	0	0	0	0
MANCERA SC	31/05/2002		587	0	0	0	0	0	0	0	0	0	0	0	0	0
PROXAIR MEXICO SA DE CV	31/12/2001		69	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: PYP
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROYECTOS CONSTRUCCIONES REL	31/10/2002		96	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE SERVICIOS	31/12/2001		813	0	0	0	0	0	0	0	0	0	0	0	0	0
QUALITAS CIA DE SEGUROS SA	28/04/2002		60	0	0	0	0	0	0	0	0	0	0	0	0	0
S U T E R M	30/04/2002		89	0	0	0	0	0	0	0	0	0	0	0	0	0
SANCHEZ TORRES AURELIO	31/12/2001		197	0	0	0	0	0	0	0	0	0	0	0	0	0
SISTEMAS DE INSTRUMENTACION	31/10/2002		1,315	0	0	0	0	0	0	0	0	0	0	0	0	0
THERMICA DE MEXICO SA DE CV	30/08/2002		178	0	0	0	0	0	0	0	0	0	0	0	0	0
TIP DE MEXICO SA DE CV	30/08/2002		181	0	0	0	0	0	0	0	0	0	0	0	0	0
VAZQUEZ HERNANDEZ CAROLINA	31/12/2001		80	0	0	0	0	0	0	0	0	0	0	0	0	0
GBL SERV ESP DE PERSONAL SA	30/09/2002		235	0	0	0	0	0	0	0	0	0	0	0	0	0
GR SERV DE PERSONAL IND SA	30/09/2002		5,067	0	0	0	0	0	0	0	0	0	0	0	0	0
TUBERIAS Y VALVULAS DEL NORT			0	0	0	0	0	0	0	0	0	10	0	0	0	0
XEROX MEXICANA SA DE CV			0	0	0	0	0	0	0	0	0	187	0	0	0	0
TOTAL SUPPLIERS			13,544	0	0	0	0	0	0	0	0	10,917	0	0	0	0
ANT DE CLIENTES, ACREEDORES,	31/12/2001		10,270	0	0	0	0	0	0	0	0	369	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			10,270	0	0	0	0	0	0	0	0	369	0	0	0	0
			34,891	0	0	0	0	0	0	0	0	11,286	0	0	0	0

NOTES

TIPO DE CAMBIO UTILIZADO: $ 10.3613 X DOLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: PYP QUARTER: 4 YEAR: 2002

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	52	543	0	0	543
TOTAL	52	543			543
NET BALANCE	(52)	(543)			(543)
FOREING MONETARY POSITION					
TOTAL ASSETS	189	1,955	0	0	1,955
LIABILITIES POSITION	1,087	11,261			11,261
SHORT TERM LIABILITIES POSITION	1,087	11,261	0	0	11,261
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(898)	(9,306)			(9,306)

NOTES

TIPO DE CAMBIO UTILIZADO: $ 10.3613 X DOLAR

STOCK EXCHANGE CODE:**PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	62,198	44,368	(17,830)	0.92	(165)
FEBRUARY	57,619	43,785	(13,834)	0.06	9
MARCH	57,205	46,394	(10,811)	0.51	(55)
APRIL	54,507	48,257	(6,250)	0.54	(34)
MAY	54,485	50,227	(4,258)	0.20	(9)
JUNE	52,640	50,557	(2,083)	0.49	(10)
JULY	55,530	52,820	(2,710)	0.29	(8)
AUGUST	56,412	54,383	(2,029)	0.38	(8)
SEPTEMBER	62,306	57,511	(4,795)	0.60	(29)
OCTOBER	70,017	62,201	(7,816)	0.44	(34)
NOVEMBER	69,315	59,929	(9,386)	0.81	(76)
DECEMBER	72,258	60,223	(12,035)	0.44	(52)
ACTUALIZATION:	0	0	0	0.00	(13)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(484)**

NOTES

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
OFICINAS CENTRALES NAUCALPAN	PREST. SERV. P/DIFERENTES PROYECTOS	18,900	90
OFICINAS EN CEMPOALA, VER.	PREST.SERV.DE CONSTRUCCION	360	100
OFICINA EN CD CARMEN, CAMPEC	PREST.SERV. DE INGENIERIA	9,000	100
OFNA. SN LUIS RIO COLORADO, S	PREST.SERV. DE INGENIERIA	1,800	100

NOTES

EL IMPORTE DE LA CAPACIDAD INSTALADA SE EXPRESA EN HORAS HOMBRE/MES.

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA					

NOTES

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ESTUDIOS DE CAMPO	24,623	6,488	24,623	6,488			
ESTUD FACTIBILIDAD	24,209	6,401	24,209	6,401			
INGENIERIA BASICA	25,708	6,681	25,708	6,681			
INGENIERIA DETALLE	187,015	46,997	187,015	46,997			
SUPERVISION DE OBRA	23,339	2,700	23,339	2,700			
ADMINISTRACION OBRA	42,978	1,057	42,978	1,057			
TOTAL		70,324		70,324			

NOTES

EL VOLUMEN DE PRODUCCION Y VENTAS SE PRESENTA EN HORAS HOMBRE.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 440

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,082,304

[X] ARE THE FIGURES FISCALLY AUDITED?

[ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	-1,720
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	1,412
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 466

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,379,804

STOCK EXCHANGE CO PYP QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2002	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

STOCK EXCHANGE CODE:**PYP** **QUARTER: 4** **YEAR2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	899,170			899,170	7,000	
B		0		6,933,134				54,062
B-1		0		547,500				548
TOTAL			899,170	7,480,634	0	899,170	7,000	54,610

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
8,379,804
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 487,000
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	937,100	25.97507	1.91000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. GUILLERMO BARNETCHE DAVISON
DIRECTOR GENERAL

C.P. TIRSO LARA LIEVANO
CONTADOR GENERAL

NAUCALPAN DE JUAREZ, MEX, AT FEBRUARY 26 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: PYP FECHA: 27/02/200: 10:22

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.
DO MICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69 AUTOMATICO: X
E-MAIL:	gppyp2@prodigy.net.mx.
DIRECCION DE INTERNET	www.pypsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GPP860428P10
DOMICILIO FISCAL:	BLVD MANUEL AVILA CAMACHO NO. 40 - 802-816 Y 9° PISO
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX

RESPONSABLE DE PAGO

NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD MANUEL AVILA CAMACHO NO. 40 DESP 802, 816 Y 9° F
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: PYP FECHA: 27/02/200: 10:22

TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	LIC. RAFAEL NUÑEZ PEÑA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@ prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	5339
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTADOR GENERAL
NOMBRE:	C.P. TIRSO LARA LIEVANO
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-67
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I

CLAVE DE COTIZACION: PYP **FECHA:** 27/02/200: 10:22

COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-79
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO TIENE
NOMBRE:	LIC. LUIS ROBERTO OLEA HERNANDEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.